05010668

82-03138

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

SUPPL

BRANDES INVESTMENT PARTNERS, L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 425 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

N/A

6. Percentage of issued class

N/A

SEC MAIL PROCESSING RECEIVED AUG 2 2 2005 WASH, D.C.

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 12 AUGUST 2005

11. Date company informed

12 AUGUST 2005

12. Total holding following this notification

112,089,085 ORDINARY SHARES

20,036,624 AMERICAN DESPOSITARY RECEIPTS

13. Total percentage holding of issued class following this notification

5.99%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

David Parkes, Company Secretary (01252 373232)

16. Date of notification

15 AUGUST 2005